Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED
SEPTEMBER 30, 2024

In this report, as used herein, and unless the context otherwise requires, the terms “we,” “our,” “us,” “our company,” the “Company,” and similar references in this prospectus refer to SOLOWIN HOLDINGS, an exempted limited liability company incorporated in the Cayman Islands and its consolidated wholly-owned Hong Kong subsidiaries, Solomon JFZ (Asia) Holdings Limited (“Solomon JFZ”) and Solomon Private Wealth Limited (“Solomon Wealth”). References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024 filed with the SEC on July 26, 2024 (the “2024 Form 20-F”). The following discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2024 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2024 Form 20-F.

Overview

The Company, through its Hong Kong based subsidiaries, Solomon JFZ and Solomon Wealth, provides comprehensive one-stop financial services and solutions for high-net-worth and institutional investors worldwide. Spanning both traditional and virtual assets, Solowin’s current offerings include investment banking, wealth management, asset management, and web3, tailored to support next generation investors.

Solomon JFZ

Solomon JFZ is one of the few versatile, Chinese investor-focused securities brokerage companies in Hong Kong. The subsidiary provides a broad spectrum of financial services and products, from traditional assets to virtual assets, via its secure and advanced electronic platform. Solomon JFZ’s core offerings include: (i) investment banking; (ii) wealth management; (iii) asset management; and (iv) virtual assets services.

Licensed by the Hong Kong Securities and Futures Commission (“HKSFC”), Solomon JFZ conducts regulated activities including Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance), and Type 9 (Asset Management). Additionally, Solomon JFZ is a participant in the Hong Kong Stock Exchange (“HKSE”), ensuring robust internal regulation and risk control measures that protect investor assets.

Solomon JFZ also has been approved by HKSFC to offer virtual asset dealing and advisory services under Hong Kong’s new regulatory framework. It is among the first HKSFC-approved participating dealers of in-kind subscription and redemption for spot virtual asset ETFs in Hong Kong.

In addition to securities-related services, Solomon JFZ’s asset management solutions allow high-net-worth (HNW) customers to subscribe for private funds.

Solomon Trading Platform

Solomon JFZ’s trading platform has been supporting over 10,000 listed securities and derivative products across the HKSE, New York Stock Exchange (NYSE), Nasdaq, Shanghai Stock Exchange, and Shenzhen Stock Exchange. Through its trading platform, Solomon JFZ has been providing the following services: (i) Hong Kong IPO underwriting and margin financing, (ii) Hong Kong IPO subscriptions and dark market trading; (iii) wealth management and private funds subscriptions; (iv) trading of virtual assets and virtual asset spot ETFs; and (v) trading of ETFs, warrants, and callable bull/bear contracts.

In July 2024, Solomon JFZ launched the Solomon VA+, an institutional-grade, all-in-one trading app, representing an innovative upgrade from the former one-stop electronic platform, Solomon Win. The app integrates traditional asset trading, virtual asset trading, and wealth management services. Key features include support trading of Bitcoin and Ethereum, in-kind subscription and redemption of ETFs, and a unified platform for professional and retail investors to flexibly allocate financial and virtual assets.

Solomon Wealth

In December 2023, the Company incorporated Solomon Wealth to expand its footprint in private wealth management. Officially launched in March 2024, Solomon Wealth aims to serve HNW individuals, family offices, and trusts with comprehensive wealth management solutions across traditional and virtual asset classes. The subsidiary’s early focus is on client acquisition and establishing a foundation for long-term success through tailored, high-quality services.

The Company’s strategic investments in technology, private wealth management, and web3 position the company to capitalize on emerging opportunities in both traditional and digital financial markets. With a focus on innovation, regulatory compliance, and client-centric services, the Company is committed to delivering long-term value to its stakeholders.

Critical Accounting Policies and Estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for expected credit losses, useful lives and impairment for investment in an associate, long-term investments, property and equipment and intangible assets, fair value of financial instruments, share based compensations and contingencies. Actual results could vary from the estimates and assumptions that were used.

Please see Note 2 to our unaudited interim condensed consolidated financial statements included in Exhibit 99.1 to this report on Form 6-K for a summary of significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

Please see Note 2 to our unaudited interim condensed consolidated financial statements included in Exhibit 99.1 to this report on Form 6-K for a summary of recently adopted and issued accounting pronouncements.

First Six Months of Fiscal Year 2025 Financial Results

Revenue

Revenue decreased by 60% to $1.06 million for the six months ended September 30, 2024, from $2.64 million for the same period of last year. The decrease in revenue was mainly driven by the decrease in revenue from investment advisory services.

	For the six months ended September 30,
	2024		2023
	(in thousands)	% of revenue	(in thousands)	% of revenue
Securities brokerage commissions and handling income	$75	8%	$16	1%
Investment advisory fees	318	30%	1,559	59%
Corporate consultancy service income	237	22%	-	-
Asset management income	380	36%	498	18%
Virtual assets transaction income	15	1%	-	-
Interest income	30	3%	17	1%
Referral income	-	-	550	21%
Total	$1,055	100%	$2,640	100%

●	Revenue from securities brokerage commissions and handling income increased to $75,000 for the six months ended September 30, 2024, from $16,000 for the same period of 2023. The slight increase in commissions earned is due to a higher volume of trading activity in the U.S. market.

●	Revenue from investment advisory fees decreased by $1,241,000, or 80% to $318,000 for the six months ended September 30, 2024, from $1,559,000 for the same period of 2023. The decrease was primarily due to a reduced client base and decrease in value-added services to institutional clients.

●	Revenue from corporate consultancy service increased to $237,000 for the six months ended September 30, 2024 and we did not have corporate consultancy service income for the same period of 2023. The increase was primarily driven by the acquisition of new clients and growing interest from corporate clients seeking to list in the U.S. market.

●	Revenue from asset management from related parties decreased by $118,000, or 24% to $380,000 for the six months ended September 30, 2024, from $498,000 for the same period of 2023. The decrease was primarily due to decrease of performance fees derived from Solomon Capital Fund SPC - Solomon Capital SP2, resulting from reduced investor subscriptions and weaker fund performance for the six months ended September 30, 2024.

●	Virtual assets transaction income of $15,000 was first recognized for the six months ended September 30, 2024. The increase is primarily attributable to the launch and growing adoption of the Company’s virtual assets services, including trading of digital assets through Solomon VA+, and subscription and redemption services for the Bitcoin spot ETF and Ethereum spot ETF.

●	Revenue from interest income increased by $13,000, or 76% to $30,000 for the six months ended September 30, 2024, from $17,000 for the same period of 2023. The increase was primarily due to increase in outstanding deposits from the rolling balance cash clients in relation to the securities brokerage services.

●	We did not have referral income for the six months ended September 30, 2024, compared to $550,000 referral income for the same period of 2023. The referral income was generated by referring investors to our corporate customers or brokers for IPO subscriptions in oversea markets. We acted as an agent and earned referral income in a percentage of subscription amount stipulated in the agreement. No such referral activities occurred for the six months ended September 30, 2024.

Expenses

Expenses increased to $7.35 million for the six months ended September 30, 2024, from $1.30 million for the same period of last year. The increase was mainly due to increase in general and administrative expenses, marketing and promotion expenses and employee benefits expenses for the six months ended September 30, 2024.

●	Commission and handling expenses – Commission and handling expenses increased to $18,000 for the six months ended September 30, 2024, from $4,000 for the same period of 2023. The increase was mainly due to more trading activities in US market and was in line with our increase in securities brokerage commissions and handling income.

●	General and administrative expenses – General and administrative expenses increased to $2,016,000 for the six months ended September 30, 2024, from $648,000 for the same period of 2023. Our general and administrative expenses consist primarily of depreciation of property and equipment, amortization of intangible assets, professional fee, information technology expenses, office leases, and general office expenses. Such increase was mainly due to increase in professional and consultation fee in relation to the newly launched virtual assets business and increase in office lease expenses for new office.

●	Marketing and promotion expenses – Our marketing and promotion expenses consist primarily of advertising and other promotional activities. Our marketing and promotion expenses increased by $929,000, to $934,000 for the six months ended September 30, 2024, from $5,000 for the six months ended September 30, 2023. This increase includes expenses related to the Hong Kong FinTech Week 2024 and other significant marketing events which were aimed to enhance brand visibility, and promote our services to attract more investors and potential clients.

●	(Reversal of) Provision for Expected Credit Losses – We recorded reversal of provision for expected credit losses of $412,000 for the six months ended September 30, 2024, compared to the provision for expected credit losses of $155,000. This is mainly due to the loan receivables which were previously subject to an allowance for expected credit losses but were fully repaid in July 2024. The reversal also reflects the improved recoverability of the receivables in accordance with our credit loss policy.

●	Employee Benefits Expenses – Our employee benefits expenses increased substantially by $3,875,000, or 788%, to $4,367,000 for the six months ended September 30, 2024, from $492,000 for the six months ended September 30, 2023. This significant increase was mainly due to the implementation of the 2023 Equity Incentive Plan under which 1,980,000 ordinary shares were issued to employees as share rewards and higher staff costs associated with retaining and recruiting employees to support our expanded business operations.

●	Referral fee – For the six months ended September 30, 2024, we incurred referral fee of $139,000 related to our investment banking segment. These expenses were associated with the successful referral of clients for corporate consultancy or financial advisory service. No such referral expenses were recorded during the same period in 2023.

●	Share of Results of an Associate – For the six months ended September 30, 2024, we recorded a share of results of an associate amounting to $27,000. This reflects our equity method accounting for our investment in an associate company.

●	Impairment loss of long-term investments – For the six months ended September 30, 2024, we recorded an impairment loss of $259,000 on one of our long-term investments which does not have a readily determinable fair value. No impairment losses were recorded during the same period in 2023.

(Loss) Income from Operations

Loss from operations increased to $6.29 million for the six months ended September 30, 2024, as compared to income from operations of $1.34 million for the same period of last year.

Other Income

Other income for the six months ended September 30, 2024 mainly consisted of interest income from loan receivables. No other income was received for the six months ended September 30, 2023.

Net (Loss) Income

Net loss increased to $6.26 million for the six months ended September 30, 2024, as compared to the net income of $1.25 million for the same period of last year.

Basic and Diluted (Loss) Earnings per Share

Basic and diluted loss per share increased to $0.39 for the six months ended September 30, 2024, as compared to earnings per share of $0.10 for the same period of last year.

Liquidity and Capital Resources

As of September 30, 2024, cash and cash equivalents increased to $2.46 million, from $2.14 million as of March 31, 2024. To date, we have financed our operations primarily through a combination of net cash flows generated from operations, and equity and debt financings provided by investors and the Company’s major shareholders.

We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Cash Flows for the Six Months Ended September 30, 2024 and 2023

The following table sets forth a summary of our cash flows for the periods presented:

	Six months ended September 30,
	2024	2023
	$’000	$’000
Net cash provided by (used in) operating activities	$784	$(2,372)
Net cash provided by (used in) investing activities	$264	$(22)
Net cash provided by financing activities	$22	$6,734

Operating Activities

Net cash provided by operating activities was $0.78 million for the six months ended September 30, 2024, compared to net cash used in operating activities of $2.37 million for the same period of last year. The decrease of $2.36 million in receivables from customers, the decrease of $0.74 million in prepaid expenses and the increase in payables to customers of $0.57 million, offset by operating loss before working capital changes of $0.30 million, were the primary drivers of the cash provided by operating activities.

Investing Activities

Net cash provided by investing activities was $0.26 million for the six months ended September 30, 2024, mainly consisted of repayment of loan from a third party, offset by the purchase of long-term investments, compared to net cash used in investing activities of $0.02 million for the same period of last year.

Financing Activities

Net cash provided by financing activities decreased to $0.02 million for the six months ended September 30, 2024, representing advance from related parties, compared to $6.73 million for the same period of last year.

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